Mail Stop 4569

Via U.S. Mail and Facsimile (818) 907-658

March 27, 2006

George M. Ray
President
CBC Holding Company
102 West Roanoke Drive
Fitzgerald, Georgia 31750

RE: CBC Holding Company
Schedule 14A, amendment number 2
Filed on March 10, 2005
File Number 0-22451
Schedule 13E-3, amendment number 2
Filed on March 10, 2005
File Number 5-52551

Dear Mr. Ray:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the proxy statement include a discussion of how you determined who was within various family groups, and how you determined the membership of a family group. Given that fourth cousins may constitute a family group, it is unclear to us how you know who is related to whom, and how you know who will agree to elect to be treated as a single shareholder under Section 1361(c) (1) of the IRS Code. Disclose whether or not family groups with more than 1,700 shares, who have not been invited to remain as shareholders, will have an appeal process. If they do, please explain what that process is.

2. Please provide the staff with a copy of any Southeast Financial board books relating to this transaction.

Letter regarding family group status

3. We note that your proposed letter does not tell readers in which family group they belong. Please disclose here or in the proxy statement, where appropriate, how an investor can access this information.

Schedule 14A

4. Where appropriate, assuming the reorganization takes place, please disclose in the proxy statement whether there is any cooperation required among family group members going forward. For example, is there any coordinated tax reporting required of a family group?

Shareholder Letter

5. Given that the family group members will be fixed at the time of mailing, please revise the shareholder letter to prominently disclose towards the outset that the reorganization is being achieved by the purchase of all of the stock of each shareholder who is not a member of a family group, at a price of $17.80 per share. This concept should also be reflected on the form of proxy.

6. Please clarify or delete the reference to "Interim common stock" found in the first paragraph on the second page.

7. Please include in the last paragraph that you will attempt to answer an individuals questions about their family group status. Please also set this paragraph in bold face type.

<u>Summary Term Sheet, page 4</u>

8. Where appropriate, please affirmatively disclose whether or not a family group member will be affected by a decision to sell by another member of the same family group. For instance, it appears possible that a major shareholder might sell, leaving the total number of shares held by others in the same group at a lower level than would have originally been required for membership among the 70 family groups.

<u>Effects of the Reorganization on Shareholders, page 5</u>

9. We note the restrictions imposed by the Shareholders Agreement discussed beginning on page 45. Here or elsewhere in the summary term sheet, please reflect this situation for shareholders who retain their shares.

<u>Reasons for the Reorganization, page 6</u>

10. Please revise your disclosure to clarify that your estimate savings of $210,000 is only for the first year, and that subsequent years are estimated at an annual savings of $140,000.

<u>Effects of the Reorganization on Affiliates, page 8</u>

11. Disclose whether or not the directors and officers will retain their equity interest in the company, or whether they will be cashed out.

<u>Financing for the Reorganization, page 9</u>

12. Please disclose the nature of the "adequate assurances" received by CBC. If this includes a commitment by one or a few persons, please name these persons, explain the nature of the commitment, and file any contracts or other written materials relating to the financing as exhibits. If you do not have firm commitments to adequately fund the transaction please revise your disclosure throughout the document to emphasize that you have insufficient funding for the transaction and to explain the impact of shareholder approval of the transaction absent adequate funding.

<u>Reasons for the Reorganization, page 18</u>

13. We note that the table and footnotes present two different "annual savings" figures. Please revise to clarify the amount of savings in the first year and savings in following years. The introduction to the second table on page 18 should make clear that the costs listed are for the first year only.

Recommendation of the Board of Directors, page 28

14. Please expand your disclosure to set forth the consideration the board gave to liquidation value. Refer to Instruction 2(v) to Item 1014 of Regulation M-A. To the extent the Board did not consider liquidation, state that and explain why the factor was not deemed material or relevant. Please note that an absence of an intention to liquidate is not determinative of whether an analysis of liquidation value is material to a security holder. *See* Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719.

15. Please specifically note each line item analysis underlying the fairness opinion that does not support the board's recommendation and explain why, in light of those analyses, the board is recommending the transaction.

Book Value, page 31

16. In the last sentence of this section and under "Earnings," on this page, disclose what the consideration would be using the peer group numbers.

Going Concern Value, page 31

17. Please quantify the going concern value that the board considered.   In addition, please clarify what aspects of the analyses and conclusions of the fairness advisor support that value. It is unclear from the fairness advisors opinion that a going concern value was considered or determined.

18. Please expand your disclosure to explain in detail why the board considered the value to be received as a result of a sale of 100% of the stock to be an inappropriate consideration.

Annualized Return on Investment, page 31

19. Please expand your disclosure to explain why the board reached its decision that annualized return on investment was relevant to a determination of fairness of the consideration being offered to holders of common stock. In addition, please explain in greater detail why the board believed that 6.24% return was "reasonable an adequate given the performance of all investments generally in such nine-year period."
Your disclosure should address which "investments" the board considered and also set forth some other common index returns over the same period.

Opportunity to Liquidate Shares of Common Stock, page 32

20. Reference is made to the carryover paragraph on the bottom of page 32, top of page 33. Please disclose when the other two inquiries where made, what was the consideration discussed and why the executive committee took no action.

Combined Valuations, page 42

21. Please revise the first paragraph to explain what you mean by "the standard of value for the appraisal."

22. The last sentence just above Table 10 should be labeled as an opinion as should the sentence below Table 11.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3418. You may also contact Michael K. Pressman in the Office of Mergers and Acquisitions at 202-551-3345.

Sincerely,

William C-L Friar
Senior Financial Analyst

By FAX: James C. Wheeler
         Fax number 404-572-6999